August 5, 2005
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attn: Ms. Heather C. Tress
           Mail Stop 6010
Re: Spatializer Audio Laboratories, Inc.
Form 10-K for the year ended December 31, 2004, Form 8-K dated May 12, 2005, March 28, 2005 and November 11, 2004
File No. 000-26460
Dear Ms. Tress:
We have reviewed the comment letter of the Staff dated July 26, 2005 and respectfully submit our responses below. For convenience of reference, the numbering below corresponds to the numbering in the Staff’s comment letter.
Form 10-K for the year ended December 31, 2004
Revenue Recognition page 31
1. We are attaching our clarification of licensing revenue recognition as Exhibit A, to be included in our upcoming Form 10-Q for the period ended June 30, 2005. All of our revenue is royalty revenue, as reported in quarterly royalty reports generated by our Licenses.
Licensing revenues were received in the past as a separate payment to access our technology. These were non-recoupable against royalties. In addition, we may receive Non-Recurring Engineering fees or a specific implementation project. However, over the past few years, primarily due to increased competition, we have been unable to obtain separate licensing revenue as described. We have clarified the method of recognizing such revenue in Exhibit A, if such revenue is received in

DESPER PRODUCTS, INC.

the future. If material, we will disclose the specific nature of the revenue, the criteria used for revenue recognition and the contractual arrangement.
Impairment of Long-Lived Assets and Assets Disposed of, page 33
2. We confirm that we reviewed any impaired assets in accordance with the provisions of SFAS 144 for the fiscal year ended December 31, 2001. Our Form 10-Q for the period ended June 30, 2005 and future filings will reflect this change.
3. The description “impairment allowance” means that we wrote off all the assets of MDT, a wholly owned subsidiary, as a discontinued operation held for sale, in the year ended December 31, 1998. SFAS 121 required a long-lived asset to be classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Our Board of Directors announced the discontinued operation of the MDT subsidiary on September 25, 1998 and had preliminary indications that the sale of MDT’s assets would not result in a loss to the Company. However, since no transaction had been consummated for the MDT assets as of the filing date for Form 10-K for the year ended December 31, 1998, the Company elected to reserve for this contingency and took an expense for a “Valuation Allowance” representing all of the assets of MDT, which valued these assets at nil.
SFAS 144, among other things and in addition to the above, specifies that (a) the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and (b) the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, within one year, with certain exceptions . The MDT assets were unsold at December 31, 2001, when SFAS 144 was effective. However, since we had already written off all the assets to nil at December 31, 1998, we had already complied with the additional precepts and intent of SFAS 144.

DESPER PRODUCTS, INC.

Controls and Procedures. Page 39
4. We have revised our disclosure in accordance with the Staff’s comments. Exhibit B contains the disclosure [to be] used in our Form 10-Q for the period ended June 30, 2005.
Exhibit 31.1
5. We have revised the certifications in accordance with the Staff’s comments. This is shown as Exhibit C which [will be][are] included in our Form 10-Q for the period ended June 30, 2005.
Form 8-K dated May 12, 2005, March 28, 2005 and November 11, 2004
6. We will report all such filed press releases under Item 2.02 henceforth.
The Company hereby acknowledges as follows:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Respectfully submitted,
Henry R Mandell
CEO and CFO
cc: Ms. Michele Gohlke, Accounting Branch Chief

DESPER PRODUCTS, INC.

EXHIBIT A
   Revenue Recognition — The Company recognizes royalty revenue upon reporting of such royalties by licensees. License revenues are recognized when earned, in accordance with the contractual provisions, typically upon our delivery of contracted services or delivery and contractual availability of licensed product. Royalty revenues are recognized upon shipment of products incorporating the related technology by the original equipment manufacturers (OEMs) and foundries, as reported by quarterly royalty statements. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin 101.

DESPER PRODUCTS, INC.

EXHIBIT B
Item 4. Controls and Procedures
   The Company carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer had concluded that the Company’s disclosure controls and procedures as of June 30, 2005 were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms and that it is accumulated and communicated to management, including the Chief Executive Officer, Chief Financial Officer and Audit Committee, as appropriate to allow timely decisions regarding required disclosure . There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DESPER PRODUCTS, INC.

EXHIBIT C
CERTIFICATIONS
I, Henry R. Mandell certify that:
1.           I have reviewed this quarterly report on Form 10-Q of Spatializer Audio Laboratories, Inc.;
2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

DESPER PRODUCTS, INC.

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: August 12, 2005
/s/ Henry R. Mandell
Henry R. Mandell
Chief Executive Officer and Chief Financial Officer

DESPER PRODUCTS, INC.